HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

January 31, 2013

VIA EMAIL AND EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
(SEC File No. 001-32108)

Definitive Proxy Statement
Filed April 26, 2012
(SEC File No. 001-32108)

Dear Mr. Humphrey:

In response to your letter dated December 20, 2012, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 29, 2012 and our Definitive Proxy Statement filed on April 26, 2012.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Critical Accounting Estimates, page 42

1.

You state that, if events or changes in circumstances indicate that the carrying value of your vessels may not be recoverable, you would be required to estimate the undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. Please describe to us, in greater detail, the methodology and significant assumptions you utilize in performing such an analysis. For example, we note that you group vessels

103 Northpark Boulevard, Suite 300 Covington, Louisiana 70433	Phone: Fax:	(985) 727-2000 (985) 727-2006

Mr. David R. Humphrey

January 31, 2013

with similar operating and marketing characteristics for asset impairment review. Please tell us whether these groupings consist simply of vessels by type as they are discussed in the business section of the filing (OSVs, MPSVs, ocean-going tugs and tank barges) or whether they are further categorized by additional factors such as age of vessel, geographic location or other such criteria. In addition, in determining your estimate of undiscounted future cash flows expected to result from the future performance and disposition of each group of assets, it appears you make assumptions as to such factors as dayrates, utilization and operating expenses, etc. Please explain to us how you determine each significant assumption used in your estimate of undiscounted future cash flows.

We provide marine transportation and logistics services through two business segments: an Upstream segment and a Downstream segment. The Upstream segment consists of new generation OSVs, MPSVs and one conventional OSV. The Downstream segment consists of double-hulled tank barges and ocean-going tugs. For impairment purposes, we group our vessels using the following groups: New Generation OSVs, MPSVs, Conventional OSVs, Active Downstream Vessels and Stacked Downstream Vessels (the latter being evaluated on an individual basis, not as a group). Management has concluded that these groupings are appropriate because our vessels are highly mobile and are consistent based on the operating and marketing characteristics desired by customers. When analyzing asset groups for impairment, we consider both historical and projected operating cash flows, operating income, and EBITDA based on current operating environment and future conditions that we can reasonably anticipate, such as inflation or prospective wage costs. These projections are based on, but not limited to, job location, current market dayrates included in recent sales proposals, utilization and contract coverage; along with anticipated market drivers, such as drilling rig movements, results of offshore lease sales and discussions with our customers regarding their ongoing drilling plans. When evaluating stacked vessels that are not expected to return to service, we use recent vessel sales and/or independent third-party appraisers to determine our estimate of undiscounted future cash flow.

The vessel appraisers used for these assets are the same ones that are used by our lenders when vessels are appraised in secured financing arrangements. We have executed financing transactions in the ordinary course of our business, such as revolving credit facilities requiring third-party appraisals for collateralized assets. Such appraisals are reviewed and considered in assessing whether an impairment exists.

Based on the above factors, we have concluded that if a formal impairment analysis had been done we would have determined that each vessel group was not impaired based on expected undiscounted future cash flows, third-party appraisals and recent vessel sales compared to recorded net book values.

Mr. David R. Humphrey

January 31, 2013

2.	We understand from the disclosures in Note 14 to your financial statements that no new triggering events have occurred since June 30, 2009. As a result, it appears that no formal impairment analysis, and thus no analysis of the value of your vessels, has been performed since that date. However, in view of the reduced drilling activity, the reduction in dayrates, the stacking of certain vessels and the weakness in the overall economy, please tell us management’s opinion as to whether or not it is reasonably likely that the fair values of any of your asset groups are at or below their carrying value.

We reviewed ASC 360 regarding triggering events and considered whether the temporary reduction in the level of drilling activity in the U.S. Gulf of Mexico (GoM) represented an indicator of impairment for any of our asset groups and concluded that it did not.

Historically, our principal geographic market has been the GoM, where we provide services to several major integrated oil companies as well as mid-size and large independent oil companies with deepwater and ultra-deepwater activities. We also operate in select international markets, primarily Brazil, Mexico, Trinidad and Qatar, where we provide services to state-owned oil companies and major international oil and oilfield service companies. We are often subcontracted by other oilfield service companies, both in the GoM and internationally, to provide a new generation fleet that enables them to render offshore oilfield services, such as well stimulation or other enhanced oil recovery activities, diving and ROV operations, construction, installation, maintenance, repair and decommissioning services. We also provide non-oilfield specialty services, including military applications. Moreover, the reduction in GoM drilling activity was not the result of a drop in actual demand, but rather, was due to a temporary drilling moratorium which, when announced, was expected to last no more than six months.

While the Company has historically operated its Upstream segment predominately in the GoM, domestic market conditions may contribute to an increased focus on the deployment of vessels to international markets. The vessels are easily mobilized to different markets so neither the geographic location of vessels, nor reduced drilling activity in a particular exploration area is considered on its own as an impairment trigger. As of December 31, 2011, we had 25 new generation OSVs working in foreign markets compared to 16 vessels and 11 vessels as of December 31, 2010 and 2009, respectively. For our Upstream vessels operating in the GoM, we anticipated that the reduced drilling activity in that market was temporary in nature. By December 31, 2011, we had returned to service 10 of 15 previously stacked new generation OSVs due to improved market conditions that began during the third quarter of 2011. In addition, leading-edge spot market OSV dayrates in the GoM for our 240 class DP-2 equipment were in the $28,000 to $30,000 range, which was roughly double the level experienced in early 2011. The ages of our new generation OSVs as of December 31, 2011 ranged from one year to 13 years, while the estimated useful lives were 25 years. Although these vessels vary in age, we group these vessels together due to similar marketing characteristics and periodic recertifications that are required to operate in the market place.

Mr. David R. Humphrey

January 31, 2013

Market conditions for our MPSVs improved gradually during 2011 as was evident with two of our four MPSVs being committed to long-term charters during the third quarter of 2011. These charters, along with improved spot market conditions contributed to our MPSV utilization increasing from less than 15% in the first two quarters of 2011 to over 75% and nearly 90% during the three months ended September 30, 2011 and December 31, 2011, respectively. These vessels have only been in-service for less than four years and have an estimated useful life of 25 years. Given the lengthy remaining useful lives of our MPSV fleet, estimated undiscounted cash flows exceed their net book value.

Our Downstream vessels transport petroleum based products, such as jet fuel and gasoline and are more closely linked to the general economy of the U.S. and its consumption of such products. They also transport crude oil from the Eagle Ford and Bakken shale in the GoM and the northeastern U.S., respectively. Eight of our nine double-hulled tank barges have remaining useful lives that are greater than 18 years, and the ninth double–hulled tank barge has a remaining useful life of eight years. Given the remaining useful lives of this fleet, estimated undiscounted cash flows exceed their net book value.

It is Management’s opinion that the fair values of all of our asset groups exceed their carrying values. Also, in order for the fair values of any of our assets to be below their respective fair values current and projected effective dayrates would have to be significantly below the lowest levels experienced in our company’s history. In addition, those market conditions would have to be sustained for the remaining economic useful lives of each vessel class, which is also unlikely.

3.	As a related matter, reference is made to page 15 of your Form 10-Q for the quarter ended September 30, 2012. It appears that you incurred losses on recent sales of your upstream assets. Please tell more about these sales, including the vessel type(s) and the consideration given to the losses on such sales in determining whether or not a triggering event may have occurred during the quarter.

Since July 1, 2009, we have sold 12 single-hulled tank barges, five conventional OSVs and one older, lower horsepower tug. Collectively, these vessels were sold for $16.4 million, which resulted in aggregate gains of approximately $3.4 million. Of the 18 vessels that were disposed, 14 were sold for a gain. The remaining four vessels were sold for immaterial losses of $103,000, $51,000, $40,000 and $21,000, respectively. The $357,000 loss on sale of Upstream assets that was reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 was not attributable to the sale of a vessel. That loss was solely related to the sale of ancillary equipment and non-vessel shoreside support assets. Based on the foregoing and the immaterial impact of such loss sales, we concluded that no triggering event occurred during the quarter.

Mr. David R. Humphrey

January 31, 2013

Definitive Proxy Statement

Proposal No. 3 – Advisory Vote on Executive Compensation, page 17

4.	We note your disclosure in the second to last paragraph, which states “The compensation committee and the Board of Directors considered the affirmative results of last year’s Say-on-Pay vote when evaluating executive compensation programs in 2012…” In future filings, please revise your compensation discussion and analysis section to discuss how that consideration has affected your executive compensation decisions and policies. Refer to Item 402(b)(1)(vii) of Regulation S-K.

We have considered the Staff’s comment and will revise our future filings, beginning with our Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders, to discuss how the compensation committee and Board of Directors consideration of the Say-on-Pay vote affected our executive compensation decisions and policies.

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As requested in your December 20, 2012 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey

January 31, 2013

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer

Copies to:	Todd M. Hornbeck – Chairman, President and Chief Executive Officer
Samuel A. Giberga – Executive Vice President, General Counsel and Chief Compliance Officer
Boyd T. Kitchen – Director of Financial Reporting